Exhibit 99.3

BIONOMICS LIMITED

2022 CORPORATE GOVERNANCE STATEMENT

Bionomics Limited (the Company) and the Board are committed to achieving and applying a high standard of corporate governance taking into consideration the Company’s size and the industry in which the Company operates.

The Company’s Governance framework described below is consistent with the Australian Securities Exchange (ASX) Corporate Governance Council, Corporate Governance Principles and Recommendations (Fourth Edition) (Recommendations) and unless otherwise stated, were in place for the entire year.

This Corporate Governance Statement (Statement) discloses the extent to which Bionomics Limited has followed the Recommendations, or where appropriate, indicates a departure from the Recommendations with an explanation. This Statement should be read in conjunction with the material on our website https://www.bionomics.com.au/ including the Annual Report for the year ended 30 June 2022 (2022 Annual Report).

This Statement is current as at 6 October 2022 and has been approved by the Board of Directors of Bionomics Limited.

Principle 1: Lay solid foundations for management and oversight

Recommendation 1.1 - Role of the Board and Management

The relationship and division of responsibilities between the Board and other Key Management Personnel (as defined in the Corporations Act 2001) is critical to the Company’s long-term success. The Directors are responsible to the shareholders for the performance of the Company in both the short and the longer term and for seeking an appropriate balance between sometimes competing objectives in determining the best interests of the Company. Their focus is to enhance the interests of shareholders and to ensure the Company is properly governed.

The Board of Directors (the Board) operates in accordance with the broad principles formally set out in its Charter (Board Charter) that is available from the corporate governance section of the Company website at https://www.bionomics.com.au/. The Board Charter details the Board’s composition and responsibilities.

The Board Charter (inter alia) states that the Bionomics’ Board will at all times recognise its overriding responsibility to act honestly, fairly, diligently and in accordance with the law in fulfilling its primary responsibility of looking after the interests of Bionomics’ shareholders. These interests are well served by also taking into consideration the interests of other stakeholders such as employees and individuals engaged in Bionomics directed research.

Responsibilities of the Board

The responsibilities of the Board include:

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Charting the strategic direction of Bionomics, approving Company objectives in line with that strategic direction and monitoring progress towards Board approved objectives;

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Approving the Company’s statement of core values and Code of Business Conduct to underpin the desired culture within Bionomics;

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Overseeing Management in its implementation of the Company’s strategic objectives and instilling the Company’s values and performance generally;

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Ensuring that the Company’s remuneration policies are aligned with the entity’s purpose, values, strategic objectives and risk appetite;

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Monitoring compliance with regulatory requirements and ethical standards; and

Exhibit 99.3

•
Appointing, and reviewing the performance and remuneration of the Chief Executive Officer or Executive Chairman (as applicable).

Role of the Chairman, Chief Executive Officer and Managing Director

Since 12 November 2018, the Executive Chairman has assumed the role of Chief Executive Officer and Managing Director. For the avoidance of doubt, all further references to the Chief Executive Officer and Managing Director in this and all other Bionomics corporate and policy documents shall be read as a reference to the Executive Chairman.

The Chairman (currently the Executive Chairman) is responsible for leading the Board, ensuring Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s Key Management Personnel.

Day to day management of the Company’s affairs, including the implementation of its approved strategy and policy initiatives, is delegated by the Board to the Executive Chairman and other Key Management Personnel, except for matters expressly required by law to be approved by the Board. This delegation process has been formalised by the documentation of responsibilities between the Chairman and the Chief Executive Officer and Managing Director (and in the Chief Executive Officer and Managing Director’s stead, the Executive Chairman for the duration of the Executive Chairman’s appointment) and incorporated into the Board’s Charter.

The following corporate governance framework has been implemented to ensure the highest level of corporate governance is achieved:

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Establishment of an internal control framework focusing on key business risks;
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Adoption of a Code of Business Conduct Policy which applies to Directors, senior executives, employees and agents acting on our behalf, including our Executive Chair, Chief Financial Officer, Company Secretary or persons performing similar functions;
•
Implementation of strict policies regarding related party transactions and the acquisition and disposal of the Company’s securities by directors, senior executives, employees of, and contractors/consultants to, the Company and its subsidiaries; and
•
Adoption of clear reporting and communication policies and procedures.

Recommendation 1.2: Appointment of Directors

The Company has guidelines for the appointment and selection of new directors to the Board which require the Board to undertake appropriate checks before appointing a person or putting forward to security holders a candidate for election as a director.

Where the Board appoints a suitable candidate, that person must stand for election at the next Annual General Meeting (AGM) of the Company. The Company provides shareholders with all material information relevant to a decision on whether or not to elect or re-elect a Director in a Notice of Meeting pursuant to which the resolution to elect or re-elect a director will be voted on.

Notices of meeting for the election of Directors comply with the Recommendations.

Recommendation 1.3: Appointment Terms

Each director or senior executive is party to a written agreement with the Company which sets out the terms of that Director’s or senior executive’s appointment. Details of executive contracts in place are detailed in the Remuneration Report in the 2022 Annual Report.

Independent Professional Advice

Directors may seek independent professional advice, at the expense of the Company, on any matter connected with the discharge of their responsibilities. Prior written approval of the Executive Chairman is required, but this will not be unreasonably withheld. Copies of this advice will be made available to, and for the benefit of, all Board members at the discretion of the Executive Chairman.

Term of Office

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

The Company’s Constitution specifies that all non-executive directors must retire from office no later than the third AGM following their last election, however they may offer themselves for re-election. This year Mr Alan Fisher retires by rotation at the November 2022 AGM and will be offering himself up for re-election.

Recommendation 1.4: Company Secretary

The Board is supported by the Company Secretary, whose role includes supporting the Board on governance matters, assisting the Board with meetings and directors’ duties, and acting as an interface between the Board and senior executives across the Company. The Board, senior executives and individual Directors have access to the Company Secretary.

Under the Company’s governance framework, the Company Secretary is accountable to the Board, through the Chairman, on all matters regarding the proper functioning of the Board. The Board is responsible for the appointment of the Company Secretary.

Details regarding our Company Secretary, including experience and qualifications, is set out in the Directors’ Report in our 2022 Annual Report.

Recommendation 1.5: Diversity Policy

Bionomics has implemented a diversity policy which can be found in the Corporate Governance Section of the Company’s website. While the key focus of the Diversity Policy and the Recommendations is on promoting the role of women within organisations, the Company recognises that other forms of diversity are also important and seeks to promote and facilitate a range of diversity initiatives throughout the Company beyond gender diversity including setting measurable objectives as necessary.

The Board will ensure that appropriate procedures and measures are introduced and delegated to the Nomination and Remuneration Management Committee to ensure that the Company’s diversity commitments are implemented appropriately.

With an extremely limited pool of appropriate candidates for many roles throughout the organisation, the Company considers that it would be detrimental to shareholder interest to recruit on any basis other than merit, as such no measurable objectives have been established at this time.

Recommendation 1.5 of the Recommendations requires ASX listed entities to disclose the proportion of women in the whole organisation, in senior executive positions and on the Board at the end of year, as follow:

	Total[1]	Senior Executive[2]	Board
All Staff	14	4	6
Female Staff	8	1	1
% of total	57%	25%	17%

1 All employees (full-time and part-time ) and significant independent contractors, inclusive of Senior Executives, and excluding non-executive directors.

2 Senior Executive is defined as those executive Key Management Personnel as specified in the Company’s Remuneration Report, excluding non-executive directors.

The Company is not considered a “relevant employer” under the Workplace General Equality Act 2012, as it is not a non-public sector employer with 100 or more employees in Australia for any six months or more for the reporting period.

Recommendation 1.6: Board, Committees and Individual Directors Performance Assessment

The Board periodically undertakes a self-assessment comparing its performance with the requirements of the Board Charter. In this process, the Executive Chairman and/or the Chair of the Nomination & Remuneration Committee meets directors individually to assess how the Board, Board Committees and individual directors have performed and how performance may be improved.

During this reporting period the Board determined to defer the formal committed to formally evaluating evaluation of its performance, the performance of its committees, as well as the governance processes

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

supporting the Board, to the next reporting period. The review process will involve the completion of a questionnaire/survey by each director, facilitated by the Company Secretary with feedback on the performance of the Board and its Committees provided to the Chair of the Nomination & Remuneration Committee. An analysis of the data to be collected will indicate whether the Board and its Committees are functioning effectively against the majority of its criteria.

Recommendation 1.7: Senior Executive Performance Assessment

Senior Executives are appointed by the Board and their Key Performance Indicators (KPI’s) contain specific financial and non-financial objectives.

These KPI’s are reviewed annually by the Board. The performance of each Senior Executive against these objectives is evaluated annually by the Nomination & Remuneration Committee in conjunction with the Executive Chairman, and in regard to the performance of the Executive Chairman, by the Board with the Executive Chairman not in attendance, and recommendations made to the Board, by measuring performance against agreed goals and objectives (Key Performance Indicator’s) for the Financial Year. Further information on the link between remuneration and performance is available in the Remuneration Report in the 2022 Annual Report.

During this reporting period the Board committed to formally evaluating the performance of the Executive Chairman. The review process involved the invitation to each other director and senior executive to complete a questionnaire/survey, with Errol De Souza completing a self-assessment. The review was facilitated by the Company Secretary with feedback on the performance of the Executive Chairman, with a comparison against the self-assessment, provided to the Chair of the Nomination & Remuneration Committee. An analysis of the data collected indicated that the Executive Chairman was functioning effectively against the majority of his responsibilities and objectives.

Principle 2: Structure the Board to add value

Recommendation 2.1: Nomination Committee

The Board has established a committee to assist in the execution of its duties and to allow consideration of remuneration issues, which operates as a combined “remuneration” and “nomination” committee. This committee is the Nomination & Remuneration Committee, which is comprised entirely of non-executive, independent directors.

The Nomination & Remuneration Committee is to consist of not less than three independent non-executive directors.

During the Period, the following independent Directors were members of the Nomination & Remuneration Committee:

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Mr David Wilson (Chair)
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Mr Alan Fisher
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Dr Jane Ryan

The Nomination & Remuneration Committee, in accordance with its Charter, makes recommendations to the Board on remuneration and incentive policies and practices generally and makes specific recommendations on remuneration packages and other terms of employment for executive officers and non-executive directors.

The Board seeks to ensure that it is cognisant of the state of development of Bionomics as a company:

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At any point in time, its membership as a group has expertise in areas of current and future importance to the Company as it grows; and
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The size of the Board is conducive to effective discussion and efficient decision-making.

All Key Management Personnel are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of their appointment.

Commitment

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

Regular Board meetings and reviews of strategy are held throughout the year to monitor performance against both the Board approved objectives and the Board’s broad strategic plan.

The number of scheduled meetings of the Board and of each Board committee held during the year ended 30 June 2022 and the number of meetings attended by each director is disclosed in the Directors’ Report under the heading ‘Meetings of Directors’. In addition, the Board met a number of times outside of the scheduled meetings.

It is the Company’s practice to allow its Executive Chairman to accept appointments outside the Company with prior written approval of the Board.

Conflict of Interests

All Board members are required as a continuing obligation to immediately notify the Board in writing of any actual or potential conflicts of interest or any circumstance that may affect a Board member’s level of independence.

A copy of the Company’s Nomination & Remuneration Committee Charter is available on the Company’s website.

The qualifications of the directors and number of Nomination & Remuneration Committee meetings held and attended by directors is provided in the Company’s annual report.

Recommendation 2.2: Board Skills Matrix

Our objective is to have an appropriate mix of expertise and experience on our Board so that the Company can effectively discharge its corporate governance and oversight responsibilities. It is the Nomination & Remuneration Committee’s view that the current directors possess an appropriate mix of relevant skills, experience, expertise and diversity to enable the Board to discharge its responsibilities and deliver the Company’s strategic objectives. This mix is subject to review on a regular basis as part of the Board’s performance review process.

A skills matrix setting out the mix of skills that the Board desires in its membership comprising the Board and relevant to the Company’s business are set out below:

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Risk and Compliance
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Financial
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Governance
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Human Resources
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Industry Technical
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Global Experience
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Health, Safety, Social and Environmental Responsibility
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Stakeholder communication
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Operational Leadership
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Critical and Innovative thinking
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Negotiation and Influence

The Board will regularly review its skills matrix to make sure it covers the skills needed to address existing and emerging business and governance issues relevant to the Company.

Recommendation 2.3: Independent Directors

The Board has adopted specific principles in relation to directors’ independence. These state that to be deemed independent, a director must be independent of management and free of any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement.

Issues relating to an assessment of the independence of a director will be determined by reference to the guidance provided by the Recommendations. The Board shall determine the thresholds of materiality from the perspective of both the Company and its directors in determining whether a director maintains his or her independence of mind.

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

The following Board members are considered to be independent directors:

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Mr David Wilson, Non-Executive Director (appointed June 2016)
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Mr Alan Fisher, Non-Executive Director (appointed September 2016)
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Dr Jane Ryan, Non-Executive Director (appointed October 2020)

Mr Weaver, Mr Davies and Mr Kaye were not considered independent directors, being nominee directors of substantial shareholders.

Recommendation 2.4: Majority Independent

As at the date of this Statement, three of our six Directors are deemed independent and the Company does not have a majority of independent directors.

The current Board composition reflects an appropriate balance of skills, expertise and experience to fulfil its obligations to act in the best interests of the Company and all stakeholders. The Board also considers that there are appropriate safeguards in place including policies and protocols to ensure independent thought and decision making (refer the role of the Lead Independent Director outlined under Recommendation 2.5 below).

It is noted that the composition of the Board is regularly assessed and subject to changes in the Group’s size and growth will be adjusted as deemed appropriate.

Further information regarding our Directors, including their experience and qualifications, is set out in the Directors’ Report of our 2022 Annual Report.

Recommendation 2.5: Board Chair

Dr De Souza is not considered an independent director since assuming the role of Executive Chairman (and Chief Executive Officer and Managing Director) in November 2018.

Where the Chair of the Board is not an Independent Director, the Board of Directors designates an Independent Non-Executive Director to serve in a lead capacity to coordinate the activities of the other Non-Executive Directors or Independent Directors and to perform such other duties and responsibilities as the Board of Directors may determine. The specific responsibilities of the Lead Independent Director when acting as such shall be as follows:

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Confer with the Executive Chairman on any issues raised by Non-Executive Directors or Independent Directors on the discharge of the Board’s responsibilities;
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Serve as a liaison for consultation and communication with shareholders and corporate governance advisors on matters where it is not appropriate for the Executive Chairman or other Executive Directors to deal with the issue due to lack of independence;
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Recommend to the Executive Chairman on the retention of advisers and consultants who report directly to the Board of Directors as appropriate;
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Calling meetings of the Non-Executive Directors and/or Independent Directors;
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Serve as principal liaison between the Non-Executive Directors and the Executive Chairman on sensitive issues;
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Serve as Chair of the Board when the Executive Chairman is not present or when the Executive Chairman is unable to act in that capacity as a result of his lack of independence;
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Serve as Chair at meetings of Non-Executive Directors and Independent Directors as desired from time to time on matters of interest to the Non-Executive Directors and Independent Directors without the presence of the Executive Chairman or of senior management.

Mr Fisher was appointed Lead Independent Director when Dr De Souza took up the role of Executive Chairman, to provide leadership to the independent directors, liaise with management on behalf of the independent directors and advise the board on matters where the Executive Chairman may be in a position of actual or perceived conflict of interest.

The Company Secretary will provide such assistance as may be required by the Lead Independent Director in order to convene any meeting of Non-Executive Directors or Independent Directors and to attend and take minutes of such proceedings.

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

To assist all directors to bring an independent judgement to bear in decision making, it has been agreed by the Board that Directors of Bionomics may seek independent professional advice, at the expense of Bionomics Limited, on any matter connected with the discharge of their responsibilities. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. Copies of this advice will be made available to, and for the benefit of, all Board members at the discretion of the Chairman.

Recommendation 2.6: Induction, Education and Training

New directors are provided with an “induction kit” comprising information on the Company’s operations, financial history, Company policies and regulatory framework. Directors have access to staff for background briefings and to better understand complex issues. Directors may undertake external programs to develop and maintain the skills and knowledge needed to perform their role as directors if desired.

Principle 3: Promote ethical and responsible decision making

Recommendation 3.1: Statement of Values

Bionomics’ Vision is;

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To improve the lives of people living with serious Central Nervous System disorders

Bionomics seeks to achieve its Vision through its Mission to;

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Develop innovative therapies through robust science that help people with debilitating disorders of the Central Nervous System, to live better lives.

In 2020, Bionomics adopted the following Core Values for all directors, employees, contractors and consultants to link the Company’s Vision and Mission. They are;

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Driven by science
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Guided by experts
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Inspired by patients
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Working collaboratively
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Providing value for stakeholders

Recommendation 3.2: Code of Conduct

In its Board Charter, the Board has recognised its overriding responsibility to act honestly, fairly, diligently and in accordance with the law in fulfilling its primary responsibility of looking after the interests of Bionomics’ shareholders. The Board believes that the interests of shareholders are best served by also taking into account the interests of other stakeholders such as Bionomics’ employees and individuals engaged in Bionomics’ directed research.

The Board will work to promote and maintain an environment within Bionomics that establishes these principles as basic guidelines for all employees.

Bionomics has a Code of Business Conduct Policy (the Code) which is available on the Company’s website. It directly speaks to the type of culture that Bionomics seeks to instil within the organisation. The Code requires the Board or the Audit & Risk Management Committee to be informed of any material breaches of the Code, particularly where they are indicative of issues with the culture of the Company. A number of policies that relate to business conduct are in place including harassment prevention and securities trading, with training provided to all employees as new policies are implemented.

Recommendation 3.3: Whistleblower Policy

The Board has adopted a Whistleblower Policy to encourage people to speak up about any unlawful, unethical or irresponsible behaviour within the Company. The Board or the Audit & Risk Management Committee is informed of material incidents reported under the Whistleblower Policy, particularly where they are indicative of issues with the culture of the Company.

The Whistleblower Policy is available on the Company Website.

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

Recommendation 3.4: Anti-bribery and Corruption Policy

The Board has adopted an Anti-bribery and Corruption Policy which outlines the Company’s expectations of the highest ethical standards and conduct in all its dealings. Reporting of any possible instances of bribery and corruption is included in the Code of Business Conduct Policy.

The Anti-bribery and Corruption Policy is available on the Company Website.

Principle 4: Safeguard integrity in financial reporting

Recommendation 4.1: Audit Committee

The Board has established a committee to assist in the execution of its duties and to allow detailed consideration of complex issues. This committee is the Audit & Risk Management Committee, which is comprised entirely of non-executive directors.

All matters determined by the committee are submitted to the full Board as recommendations for final Board decision. Minutes of committee meetings are tabled at the subsequent Board meeting.

As at the close of the reporting period, the Audit & Risk Management Committee (operating as a combined “audit” and “risk” committee) comprised three members which was considered by the Board to be appropriate given the size and composition of the Board and the particular skills, qualification and experience of the three directors comprising the Committee. The Recommendations in relation to the operation and composition of an audit committee were followed for the entire reporting period.

The Audit & Risk Management Committee consists of the following Non-Executive, independent Directors:

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Mr Alan Fisher (Chair)
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Mr David Wilson
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Dr Jane Ryan

Details of the directors’ qualifications and all attendance at Audit & Risk Management Committee meetings are set out in the Directors’ Report.

The Audit & Risk Management Committee has its own Charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. This Charter is available on the Company website.

The main responsibilities of the Committee are to:

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Review, assess and recommend the annual and half-year financial statements to the Board; and
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Assist the Board in fulfilling its oversight responsibilities through reviewing:

the financial reporting process;

the system of internal control and management of risks;

the audit process; and

the Company’s process for monitoring compliance with laws and regulations.

Included in these responsibilities, the Audit & Risk Management Committee:

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Reviews the external auditors’ proposed audit scope, approach and their performance;
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Makes recommendations to the Board regarding the re-appointment of the external auditors;
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Considers the independence of the external auditors including the range of non-audit related services provided by the external auditors to the Company; and
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Ensures the Company establishes an effective Risk Management Policy and ensures compliance.

In fulfilling its responsibilities, the Audit & Risk Management Committee:

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Receives regular reports from management and external auditors;
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Reviews whether management is adopting systems and processes sufficient for a company of Bionomics’ size and stage of development;

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

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Reviews any significant disagreements between the external auditors and management, irrespective of whether they have been resolved;
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Meets separately with external auditors at least twice a year without the presence of management; and
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Provides external auditors with a clear line of direct communication at any time to either the Chair of the Audit & Risk Management Committee or the Chairman of the Board.

The Audit & Risk Management Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party and to obtain external legal or other professional advice.

Recommendation 4.2: Assurances

For each of the half-year and full-year results, the Chief Executive Officer and Managing Director or Executive Chairman (as applicable) and Chief Financial Officer are required to make the following certifications to the Board:

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That the Company’s financial statements are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards; and
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That the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control are operating efficiently and effectively in all material respects.

In addition, quarterly cash flow reports prepared by management are reviewed by the Board or the Chair of the Audit & Risk Management Committee prior to lodgement with the ASX Market Announcements Platform.

Recommendation 4.3: Verification of integrity of periodic corporate reports

The Board’s policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually by the Audit & Risk Management Committee which also makes recommendations to the Board about the appointment of audit services for subsequent periods, taking into consideration assessment of performance, existing value and costs.

Ernst and Young were appointed as external auditor in early calendar year 2021.

An analysis of fees paid to the external auditors, is provided in Note 26 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to both the Audit & Risk Management Committee and the Board.

The external auditor is requested to attend the Annual General Meeting (AGM) and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 5: Make timely and balanced disclosures

Recommendation 5.1: Continuous Disclosure Policy

The Company has written policies and procedures that focus on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company’s securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at AGMs. These policies and procedures are available on the Company’s website.

The Chief Executive Officer and Managing Director or Executive Chairman (as applicable) and/or the Company Secretary have been nominated as the persons responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

The Chief Executive Officer and Managing Director (CEO) or Executive Chairman (as applicable) is responsible for making the decision as to whether any information is considered Material Information and therefore should be disclosed to the ASX.

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

Recommendation 5.2: Provide Board with copies of all material market announcements

All board members receive copies of all material market announcements promptly after they have been made and posted on the Company’s website as soon as practical after disclosure to the ASX.

Recommendation 5.3: Investor Presentations

New and substantive investor presentations are released on the ASX Market Announcements Platform ahead of the presentation. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed, and if so, this information is also immediately released to the market.

A copy of the Company’s Disclosure Policy is available on the Company Website.

Principle 6: Respect the rights of shareholders

Recommendation 6.1: Information and Governance

Information about the Company and its governance is available under the “About” section on the Company’s website.

Recommendation 6.2: Investor Relations

The Company communicates with shareholders and related stakeholders through various means. All shareholders are entitled to receive a copy of the Company’s Annual Report and have an opportunity to raise questions about the Company’s performance at the AGM. In addition, the Company seeks to provide opportunities for shareholders to participate through electronic means. Initiatives to facilitate this include making all Company announcements, details of Company meetings, press releases for the last three years and Annual Reports available on the Company’s website.

The website also includes a feedback and information request mechanism for investors and shareholders via the Contact Us page of the website.

Recommendation 6.3: Shareholder Meeting Participation

The Board regards each general meeting as an important opportunity to communicate with shareholders and it provides a key forum for shareholders to ask questions about the Company, its strategy and performance. At shareholder meetings, the Company will provide an opportunity for shareholders and other stakeholders to hear from and put questions to the Board, management and if applicable our external auditor.

Recommendation 6.4: All substantive resolutions at a security holder meeting are decided by poll

At the AGM and any Extraordinary General Meeting, all substantive resolutions are decided by a poll rather than by a show of hands, in accordance with the Recommendations to ensure “one share one vote” and avoid any ambiguity that might arise through a show of hands. In this way the true will of shareholders attending and voting at the meeting is ascertained, whether they attend in person, electronically or by proxy or other representative.

Recommendation 6.5: Electronic Communication with Shareholders

Shareholders may opt to receive newsletters and announcements from the Company by email and voting papers associated with the Company’s AGM electronically (by email and online) from the Company’s share registry, Computershare.

Shareholders queries should be referred to the Company’s head office via telephone or email at first instance.

Principle 7: Recognise and manage risk

Recommendation 7.1: Risk Committee

The Board, through the Audit & Risk Management Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems (see also commentary under Principle 4 “Audit & Risk Management Committee”). In summary, Company policies are designed to ensure significant strategic, operational, legal, reputational and financial risks are identified, assessed and effectively

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

monitored and managed in a manner sufficient for a company of Bionomics’ size and stage of development to enable achievement of the Company’s business strategy and objectives.

Recommendation 7.2: Risk Management Framework

The Company’s risk management policies are managed by the Key Management Personnel and other senior staff. The policies are reviewed by the Audit & Risk Management Committee according to a timetable of assessment and review proposed by that Committee and approved by the Board. A review of the Company’s risk management framework did not take place during the reporting period given the focus on recapitalising the Company, but the Audit & Risk Management Committee and the Board considers that the Company’s risk management framework continues to be sound.

Recommendation 7.3: Internal Audit

The Company does not have an internal audit function given the size of the Company. The Audit & Risk Management Committee gains sufficient assurance from management undertaking ongoing evaluation of the Company’s internal control and risk management processes, and from work, health, safety & environmental management reporting.

Recommendation 7.4: Economic, Environmental and Social Sustainability Risk

The Company is not subject to any particular or significant single economic, environmental and social risk. The Company is subject to a range of general economic risks, including macro-economic risks, government policy, general business conditions, changes in technology and many other factors.

The Company has no identified material exposure to economic, environmental and social sustainability risks outside of those as reported in the 2022 Annual Report.

The Company recognises the importance of work, health and safety (WHS) and is committed to the highest levels of performance. To help meet this objective, policies have been established to facilitate the systematic identification of WHS issues and to ensure they are managed in a structured manner. WHS incidents and performance measures are reported to the Audit & Risk Management Committee and to the Board.

This system allows the Company to:

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Monitor its compliance with all relevant legislation; and
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Encourage employees to actively participate in the management of WHS issues.

The Company is in full compliance with all necessary environmental and other licensing requirements required for its premises in Eastwood, South Australia.

Principle 8: Remunerate fairly and responsibly

Recommendation 8.1: Remuneration Committee

The Board has established a committee to assist in the execution of its duties and to allow consideration of remuneration issues, which operates as a combined “remuneration” and “nomination” committee. This committee is the Nomination & Remuneration Committee, for which the location of its Charter, membership of and director’s meeting attendance was outlined under Recommendation 2 above.

The Committee is entitled to seek advice from external consultants or specialists where the committee considers that necessary or appropriate.

All matters determined by the committee are submitted to the full Board as recommendations for final Board decision. Minutes of committee meetings are tabled at the subsequent Board meeting. The Nomination & Remuneration Committee, in accordance with its Charter, makes recommendations to the Board on remuneration and incentive policies and practices generally and makes specific recommendations on remuneration packages and other terms of employment for executives and non-executive directors.

Recommendation 8.2: Remuneration Policies and Practices

The Company’s remuneration policies and framework as apply to Non-Executive Directors and Executives are outlined in the 2022 Annual Report. All Key Management Personnel sign a formal employment contract at the

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.3

time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination.

The non-executive directors’ fee pool is reviewed from time to time, taking into account comparable remuneration data for the biotechnology sector provided by an independent remuneration consultancy. Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit that is approved by shareholders.

The objective of the Group’s executive remuneration policy and framework is to ensure that the Group can attract and retain high calibre executives capable of managing the Group’s operations and achieving the Group’s strategic objectives and focus these executives on outcomes necessary for success.

The Executives total remuneration package framework comprises:

• Base pay and benefits, including superannuation and other entitlements;

• Performance incentives paid as shares, share options, cash or a combination thereof, and

• Equity awards through participation in the Company's employee equity plans.

The combination of these comprises the executive KMP’s total remuneration.

Further information on directors’ and other Key Management Personnel’s remuneration is set out in the Directors’ Report under “Remuneration Report “and Note 24 of the Financial Statements in the 2022 Annual Report.

Recommendation 8.3: Equity Based Remuneration Scheme

The Company issued equity-based remuneration during the past financial year as outlined in the 2022 Annual Report. The Company’s Securities Trading Policy prohibits participants entering into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme.

Directors and Executives are prohibited from entering into transactions or arrangements which limit the economic risk of participating in equity-based remuneration or in unvested entitlements.

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740